Exhibit 99.1

Ambrx Biopharma Inc. Announces Strategic Reprioritization and Provides Corporate Update

- Company now focused on earlier stage engineered antibody drugs for cancer therapies, including new lead asset ARX517 –

- Revised focus and projected cost-reductions expected to extend cash runway into 2025 –

- Ambrx to host a conference call today at 5:00 p.m. EDT / 2:00 p.m. PDT -

SAN DIEGO, Calif., October 18, 2022 – Ambrx Biopharma Inc., or Ambrx, (NYSE: AMAM), a clinical stage biopharmaceutical company using an expanded genetic code technology platform to create Engineered Precision Biologics (EPBs), today announced a strategic reprioritization of its pipeline and provided a corporate update. The strategic assessment considered the company’s cash runway, pipeline near term value creation opportunities, and other factors. As part of this strategic update, Ambrx will streamline its organization to improve efficiency and reprioritize its development pipeline to focus on oncology assets with the greatest potential and strong competitive profiles.

“The tough decisions we are announcing today will streamline Ambrx’s operations and provide us with the resources to pursue our development candidates that hold the greatest promise for success in people with cancer,” said Kate Hermans, Interim Chief Executive Officer of Ambrx. “There has been a significant shift this past year in the HER2 metastatic breast cancer competitive landscape. As a result of our assessment, the Board has endorsed the decision that the company should pause the internal development of ARX788 and seek a partner to further its development ex-China in order to extend the cash runway into 2025. Ambrx will focus on strengthening its current partnerships, while forging new collaborations to progress both ARX788 and other pipeline assets, in various indications. In parallel, we will concentrate our internal development on earlier stage programs where we believe Ambrx offers a first-in-class or best-in-class approach, including our now lead candidate ARX517, which has the potential to be the first prostate-specific membrane antigen (PSMA)-targeting ADC.”

Ms. Hermans continued, “As a result of today’s reprioritization, management expects Ambrx now has sufficient capital to fund operations into 2025. We believe these changes position Ambrx for future success and reflect both our confidence in the company’s EPB platform and our commitment to building shareholder value. We look forward to executing on this new strategy and providing further updates in due course.”

“I am pleased that the Board and management of Ambrx have aligned on a strategic path forward as we navigate through the highly competitive oncology market,” said Katrin Rupalla, Chair of Ambrx’s Board of Directors. “We believe that prioritizing our play-to-win ADC assets will put Ambrx in the best position to maximize shareholder value and improve the lives of people with cancer. I would like to thank all our employees and partners for their hard work, patience and tenacity as we work through these changes and toward an encouraging future for our patients and stakeholders.”

Pipeline Update

In mid-August 2022, Ambrx announced that it would undertake a strategic review of its clinical development pipeline. Moving forward, the company plans to focus on leveraging its novel antibody-engineering technology to target cancer indications. Specifically, Ambrx has developed a proprietary, site-specific conjugation platform that provides homogenous ADCs with unmatched stability. With a narrower scope, Ambrx believes it is better positioned to progress future ADC assets.

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Ambrx will prioritize the progression of ARX517 through the clinic as the company’s new lead asset. The company believes ARX517 has the potential to be the first ADC therapy that specifically targets Prostate Specific Membrane Antigen (PSMA) to treat prostate cancer. Prostate cancer represents a significant unmet medical need with 1.4 million new cases worldwide in 2020, representing an estimated $9.9 billion market. In August 2021, Ambrx announced the first patient was dosed with ARX517 in a Phase 1a clinical trial in subjects with PSMA-expressing tumors.

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Due to changes in the HER2 competitive landscape, Ambrx will no longer directly pursue our anti-HER2 antibody-drug conjugate (ADC) asset ARX788 as its lead clinical asset. As such, the company will pause development of Ambrx-sponsored clinical trials involving ARX788. Instead, Ambrx will continue to work collaboratively with NovoCodex and seek a development partner(s) ex-China to progress ARX788.

•	Ambrx highly values its global partners and plans to continue working collaboratively with NovoCodex (ARX788, ARX305), Sino Biopharm (ARX102) and BeiGene (research collaboration).

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Additional pipeline programs, ARX305 (anti-CD70 ADC) and ARX102 (smart PEG-IL2), will continue in development. The two assets align with Ambrx’s new development strategy of focusing on early-stage EPBs. Ambrx will leverage clinical data from its partners who are progressing the two assets to inform Ambrx-sponsored clinical trials.

Anticipated Near Term Pipeline Milestones

•	2H 2023: Ambrx sponsored globally (U.S.) Interim Phase 1a safety data for ARX517, leading to a recommended dose that would allow Ambrx to initiate a Phase 1b/2 trial

•	2H 2023: Initiation of Ambrx sponsored globally (U.S.) Phase 1a trial for ARX305 (subject to results from NovoCodex sponsored trial)

•	1H 2024: IND submission for ARX102 (subject to results from Sino Biopharm sponsored trial)

Corporate Update

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Ambrx will streamline its organization to reflect its new pipeline development focus. The company will reduce its workforce by approximately 15% while retaining and attracting key talent to support the clinical development of ARX517 and other assets.

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The company’s search for a permanent Chief Executive Officer to lead Ambrx is ongoing. Until a permanent CEO is designated, Kate Hermans will continue to serve as interim CEO overseeing the company’s new strategy.

•	Ambrx expects its cash, cash equivalents and marketable securities as of June 30, 2022 to fund operations into 2025.

Conference Call

Ambrx will host a webcast to discuss the corporate update today, October 18, 2022 at 5:00 p.m. EST / 2:00 p.m. PST. Individuals interested in listening to the conference call may do so by accessing the webcast link in the investor relations section of the company’s website: www.ambrx.com. To access the call by phone, please refer to the dial in details provided in the event page on the “Events and Presentations” page on the investor relations website.

About Ambrx Biopharma Inc. (Ambrx)

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs) and other engineered therapies to modulate the immune system. Ambrx is advancing a focused portfolio of clinical and preclinical programs designed to optimize efficacy and safety in multiple cancer indications, including its lead product candidate ARX517, a Prostate-Specific Membrane Antigen (PSMA) targeting ADC. In addition, Ambrx has clinical collaborations with multiple partners on drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans, Ambrx’s expected cash runway, the expected benefits of Ambrx’s reprioritization, and the timing of program updates and milestones related to its product candidates. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on April 26, 2022, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Contacts

INVESTORS

Laurence Watts

Managing Director

Gilmartin Group, LLC.

619-916-7620

ir@ambrx.com

MEDIA

Gwen Schanker

Account Supervisor

LifeSci Communications

269-921-3607

media@ambrx.com

Source: Ambrx

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